DLA Piper LLP (US) 2000 University Avenue East Palo Alto, California 94303-2214 United States of America www.dlapiper.com

April 11, 2022

Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Office of Energy & Transportation

Mr. Ethan Horowitz – Branch Chief

Ms. Jennifer O’Brien – Staff Accountant

Re:	Guangshen Railway Company Limited

Form 20-F for the Year Ended December 31, 2020

Response dated February 28, 2022

File No. 001-14362

Dear Mr. Horowitz and Ms. O’Brien,

I refer to the comment letter from the Staff dated March 29, 2022 relating to Guangshen Railway Company Limited’s (the “Company”) most recent Form 20-F. Since the Company requires more time to respond to the comments, the Company requests a ten business day extension of the due date to respond to the letter to April 26, 2022.

Sincerely,

/s/ Alan Seem

Alan Seem

Enclosures

Cc:    Luo Xinpeng, Chief Accountant, Guangshen Railway Company Limited

Tang Xiang Dong, Board Secretary, Guangshen Railway Company Limited

1